                                   Exhibit 8.1

The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

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Name Of Subsidiary                        Jurisdiction of Incorporation
--------------------------------------------------------------------------------
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Elbit Systems Ltd.                        Israel
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Given Imaging Ltd.                        Israel
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Galil Medical Ltd.                        Israel
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Mediagate N.V.                            The Netherlands
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ChipX Incorporated                        Delaware, U.S.A
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A.M.T. Advanced Metal Technologies Ltd.   Israel
--------------------------------------------------------------------------------